# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Astronics Corporation, CIK 0000008063
CUSIP: 046433207
Title of class of securities: Class B Common Stock, $0.01 par value
Address of issuer's principal executive offices: 130 Commerce Way, East Aurora, New York (NY), 14052-2191
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-20-003193
Filed by CIK 0001821796

## Reporting persons
- Patricia Dowden: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,281; shared voting power 0; sole dispositive power 2,281; shared dispositive power 0; aggregate amount beneficially owned 2,281 (0% of the class)

## Item 1. Issuer
Name of issuer: Astronics Corporation
Address of issuer's principal executive offices: 130 Commerce Way, East Aurora, NY 14052-2191

## Item 2. Person Filing
Name of person filing:
This statement is filed by Patricia Dowden (the "Reporting Person"), with respect to the shares of Class B Common Stock, $0.01 par value per share (the "Class B Common Stock"), of Astronics Corporation, a New York corporation (the "Company") held in trust for her benefit.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class B Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the residence of the Reporting Person is 4 Goddu Ave, Winchester, MA 01890.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G/A is calculated based upon 5,129,079 shares of Class B Common Stock outstanding, which is the difference obtained by subtracting (i) 448,200 shares of Class B Common Stock, which the Reporting Person converted on December 9, 2024 into shares of the Company's Class A Common Stock, par value $0.01 per share, from (ii) the 5,577,279 shares of Class B Common Stock outstanding as of November 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
Percent of class: 0.0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Patricia Dowden: /s/ Patricia Dowden, Patricia Dowden, individually (01/07/2025)